CERTIFICATE OF QUALIFIED PERSON

To Accompany the Technical Report entitled: **Updated Preliminary Economic Assessment for the Keno Hill Silver District Project – Phase 2, Yukon, Canada**
Effective Date: November 15, 2014.

I, James Richard Trimble, residing at 17 Cedar Crescent, Whitehorse, Yukon, do hereby certify that:

1) I am a Principal Consultant with the firm of Tetra Tech EBA (formerly EBA Engineering Consultants Ltd.). (EBA) with an office at 61 Wasson Place, Whitehorse, Yukon, Canada.
2) I am a graduate of Queen's University with an MSc in Civil Engineering in 1977 and I have practiced my profession continuously since 1977. My work has involved geotechnical and permafrost engineering for numerous mine sites in Canada since that time.
3) I am a Professional Engineer registered with the Professional Engineers of Yukon, Northwest Territories and Nunavut, Alberta, and British Columbia.
4) I have personally visited the Keno Hill Silver District project site on several occasions from 2007 to present.
5) As a qualified person, I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.
6) I am a co- author of this report and responsible for section 20.4.3 and accept professional responsibility for that section of this Technical Report.
7) My prior involvement with the project consists of numerous geotechnical investigations and design for numerous structures at the site.
8) I have read National Instrument 43-101 and the definition of "Qualified Person" set out in the Instrument and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101. Further, I have read this Technical Report, and certify that it has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.
9) EBA was retained by Alexco Resources Corp. to complete a site investigation program and prepare a design report on a Dry Stack Tailings Facility (DSTF) at the site – an expansion of the area previously designed by EBA and currently in use.
10) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the subject property or securities of Alexco Resource Corp. (Alexco).
11) That, as of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

James Richard Trimble, P.Eng
Principal Consultant

Whitehorse, Yukon
December 10, 2014